Mail Stop 3561

January 15, 2009

Mr. Adam Anthony
Chief Executive Officer
Aftermarket Enterprises, Inc.
568 Saint Vincent
Irvine, California 92618

      **Re:     Aftermarket Enterprises, Inc.**
                  **Item 4.01 Form 8-K**
                  **Filed January 9, 2009**
                  **File No. 333-141676**

Dear Mr. Anthony:


      We have completed our review of your Form 8-K and have no further comments at this time.


                Sincerely,


                Ta Tanisha Meadows
                Staff Accountant